Exhibit 1.01

The LGL Group, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2020

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2020 was prepared by The LGL Group, Inc. (hereinafter referred to as the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The term “Conflict Minerals” is defined in the Rule and refers to gold and cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (collectively, the “Conflict Minerals” or “3TG”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo or the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company and Product Overview

The Company is a globally positioned producer of industrial and commercial products and services. We operate in two identified segments.

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Our electronic components segment is currently focused on the design and manufacture of highly engineered, high reliability frequency and spectrum control products. These electronic components ensure reliability and security in aerospace and defense communications, low noise and base accuracy for laboratory instruments, and synchronous data transfers throughout the wireless and internet infrastructure.

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Our electronic instruments segment is focused on the design and manufacture of high- performance frequency and time reference standards that form the basis for timing and synchronization in various applications.

Covered Products

We conducted an analysis of our products and determined that certain Conflict Minerals, specifically gold, tantalum, tin, and tungsten, are necessary to the functionality or production of substantially all our products. Those products include RF modules, XOs, OCXOs, TCXOs, VCXOs, DOCXOs, cavity/combine filters, ceramic filters, lumped element filters, crystal filters, crystal resonators, Frequency and Time References, amplifiers, auto switches and network time servers.

Supply Chain Description

Our business depends on an extensive network of global suppliers to provide the materials and parts required to make our products. As a downstream company, there are multiple tiers of suppliers between us and the ultimate raw materials sources of the Conflict Minerals that enter the manufacturing process. To complicate matters further, such Conflict Minerals are frequently included in parts that we purchase from our suppliers rather than being purchased by us in raw form. Therefore, we must rely on our suppliers to further work with their suppliers to provide us with accurate information about the origin of the 3TG in the materials and parts that we purchase.

Reasonable Country of Origin (RCOI)

Our methods included within our RCOI were: (i) conducting a survey of our active suppliers of the materials and parts including Conflict Minerals using the standard Conflict Minerals Reporting Template designed by the Responsible Minerals Initiative (“RMI”), (ii) reviewing the responses that we received from our suppliers, (iii) following up on responses we deemed to be inconsistent, incomplete or inaccurate, and (iv) urging those suppliers who did not respond to the survey to provide the requested information.

Due Diligence Program

Our due diligence measures have been designed to conform to the five-step framework in The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2016) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing (OECD Guidance) and the related supplements for gold and for tin, tantalum and tungsten.

The Company’s due diligence measures included:

1.	Establish strong company management systems.
•	Adopted a Conflict Minerals Policy Statement, communicated it to relevant suppliers, and posted it on our website.
•	Structured internal management to support supply chain due diligence.
•	Engaged with our suppliers through our RCOI and due diligence activities aimed at ensuring that they do not contribute to human rights abuses or conflict.
2.	Identify and assess risk in the supply chain.
•	Assessed our products and direct suppliers in order to evaluate the scope and risk of the 3TG included in our products.
•	Reviewed the information provided by direct suppliers to our RCOI for completeness and consistency and made reasonable follow-up inquiries as appropriate.
•	Compared the smelters and refiners identified by direct suppliers against the list of smelter facilities that have received a “conflict free” designation through the RMI.
•	Reviewed publicly available information about our supplier’s policies with respect to the procurement of 3TG, including Conflict Minerals Reports filed with the SEC, where applicable.
3.	Design and implement a strategy to respond to identified risks.
•	Our due diligence plan includes provisions for addressing risk in our supply chain, including supplier education and communications regarding Conflict Minerals.
•	Risk management measures employed are determined by analysis and review, considering the nature and extent of the risk, and supplier efforts to manage risk.
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Identified risks may result in a decision to continue trade throughout the course of risk mitigation, or to disengage with a supplier either after failed attempts at mitigation or where the company deems mitigation not feasible or the risks unacceptable.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

As a downstream manufacturer, the Company does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within its supply chain. We rely on industry efforts, such as RMI, to influence smelters and refiners to be audited and certified through RMI’s Responsible Minerals Assurance Program (“RMAP”).

5.	Report on Supply Chain Due Diligence.

The Company submitted our annual 2019 Conflict Minerals Report to the SEC, the public and our shareholders on May 29, 2020. This report and the associated Form SD for 2020 are publicly available on the Company’s website at www.lglgroup.com under the heading “Investors” then “Investor Relations” and placed under the “Corporate Governance” section towards the bottom of the page under “Conflict Minerals Report”.

Ongoing and Planned Efforts to Mitigate the Risk and Improve Due Diligence

As an indirect purchaser of 3TG minerals several levels removed from the actual mining or smelting of the minerals, our position in the supply chain is remote. As a result, our due diligence efforts cannot provide absolute assurance regarding the source and chain of custody of the 3TG ultimately included in our products. We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefit armed groups:

•	Continue to develop supplier engagement strategies that may improve the RCOI response rate.
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Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth expectations such that direct material suppliers will cooperate with our due diligence measures.

•	Engage with direct suppliers found to be supplying us with 3TG from sources that support conflict in any Covered Country to seek to establish an acceptable alternative source of 3TG.

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